Exhibit 99.1

JMU Limited Announces Results of 2020 Annual General Meeting

BEIJING, April 30, 2020 /PRNewswire/ -- JMU Limited (the “Company”) (Nasdaq: MFH) today announced the results of its 2020 Annual General Meeting which was held on April 30, 2020 in Beijing, where it adopted a special resolution, effective immediately, to approve the change of company name to “Mercurity Fintech Holding Inc.”

The Company believes that the new name will better reflect the Company’s business scope since the divestment of the Company’s food supply chain business in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend, ” “ought to, ” “plan, ” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@mercurity.com

Tel: +86 (10) 5360 6428